Exhibit 99.1

The shares of common stock common stock of Bats Global Markets, Inc. (the "Issuer") reported as beneficially owned are held of record by Lime Brokerage Holdings LLC. Michael Richter, one of the Issuer's directors, is the Chief Financial Officer of Lime Brokerage Holdings LLC and therefore may also be deemed to share voting and dispositive power over the shares held by Lime Brokerage Holdings LLC.
Lime Brokerage Holdings LLC's address is 625 Broadway, 12th
Floor, New York, NY 10012.